Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp.

BTC196: BITCOIN-POWERED BANKING

AT FOLD W/ WILL REEVES

August 20, 2024

Podcast Transcript

[00:00:00] Preston Pysh: Hey everyone, welcome to this Wednesday’s release of the Bitcoin Fundamentals podcast. On today’s show, I bring back a super smart and hardcore builder, Will Reeves. Will is the founder and CEO of Fold, a Bitcoin payment and rewards company that he built from the ground up that just recently went public and is now valued at 365 million.

[00:00:23] This was a fascinating conversation where we not only covered how he did it all, but more importantly, where he’s going next, what it means to be able to tap into public markets with a treasury now of a thousand Bitcoin on the balance sheet and much, much more. So without further delay, here’s my conversation with Will.

[00:00:43] Intro: Celebrating 10 years, you are listening to Bitcoin Fundamentals by The Investor’s Podcast Network. Now for your host, Preston Pysh.

[00:01:02] Preston Pysh: Hey, everyone. Welcome to the show. I am here with Will Reeves. It’s been a little while since we talked last, Will.

[00:01:07] Will Reeves: It has, I think it was the rewards as the Trojan horse for Bitcoin adoption 2020, 2021.

[00:01:15] Preston Pysh: It’s almost been a full cycle.

[00:01:17] Will Reeves: The fact that it’s only been one cycle is crazy. It tells you how much we’ve gone through.

[00:01:23] Preston Pysh: It feels like it should have been like three or four cycles. Hey, so this is massive news, massive news for a founder and entrepreneur like yourself, IPO. Wow. I think any entrepreneur is just salivating to hear this story and excited to hear such awesome news. So first of all, congrats to you. And what you’ve built.

[00:01:45] This came in at, I think the number is around 365 million is where the market cap on the business is going to be, or is right now. So talk to us, like what in the world is this like to go through for somebody that’s never gone through an IPO personally as an entrepreneur, what is this like? Tell us.

[00:02:02] Will Reeves: Well, it does sometimes make you absolutely love the days of being a private company and a small scrappy startup.

[00:02:09] I’ll tell you that, but I think that’s a huge win for Bitcoin and Bitcoin focused companies for the longest narrative about. That Bitcoin focused companies are missing the boat on all this crypto craze and all the trading and speculation. And I really think this is a kind of a bellwether or the canary that is showing that we have reached an inflection point of Bitcoin consumer and institutional products, that they are matured.

[00:02:37] They have great growth. They’re great businesses and the public markets needs representation from that. And so when we looked at from fold, we said, okay. What are we going to do in the next cycle to make maximum kind of value for our customers for our shareholders And we really thought that a public listing for fold would be an incredible way to accelerate into this next full cycle.

[00:03:04] And we thought this was just an incredible strategy to achieve many of our goals. And so we really looked at all the options of how to make that happen. And as it goes, really, it’s all about team and timing. And we happen to have found just absolutely incredible team. At Cohen with Betsy and Daniel Cohen and our public sponsors and we saw that.

[00:03:28] I don’t think we could have a better open window opportunity to make this move to cross this path and the business was ready. The market was ready. And for us, it was said, we’re, I think naturally the right one to pass through and be the first through, which was a big thing that was important for us.

[00:03:47] Preston Pysh: I jumped the gun here and I need to explain this to the audience for people. I know who you are. A lot of the hardcore Bitcoin folks know who you are and your business, but we get a lot of listeners that are from traditional markets or whatnot. So in short. Will, if you have a fold debit card, you can go out there, you can swipe it.

[00:04:04] People are familiar with getting airline miles or anything like that. Imagine instead of getting these airline miles that they do all these fancy tricks with, you’re actually getting Bitcoin every time you swipe the card. You’re getting Bitcoin back and you have literally Bitcoin that you can withdraw out of your app.

[00:04:21] You just go into the app interface and you can withdraw the Bitcoin straight into your own wallet and take self-custody of it. And the value of Bitcoin over the past decade has done pretty darn good. So think of like your airline miles. Performing similar to Bitcoin. It gets really exciting, really fast.

[00:04:37] And this is just the really generic description of the business that will has built. Like we just said, they went public and talk to us a little bit about SPACs. So people probably hear this term a lot. I would argue people observing from the outside might not really understand what a SPAC even is or how it’s set up, but this is how your company went public.

[00:04:58] Can you just explain it very broad brush, just easy terminology and kind of the elementary to middle school version. Layman’s term. Yeah, layman’s term.

[00:05:08] Will Reeves: We, so at full, we had this concept that we are next. Evolution is that we’re going to bring the first pure play Bitcoin financial services company public.

[00:05:18] We knew that that was the end goal. That was how we’re going to maximize our brand, our shareholder value. This was going to be one of our main strategic goals. And so when we look at that, okay, the next question is, okay, how are we going to do that? There’s primarily three ways you have the IPO route, which is probably the most familiar.

[00:05:35] You have a reverse merger where a company then goes and acquires a smaller company that’s already public. And then you have SPAC essentially is a public vehicle, a, you can imagine, a shell that has been created on the public markets, and that SPAC goes and looks for companies to partner with to then bring them into that shell to become the public company.

[00:05:59] And for us, it was always a matter of, being a Bitcoin company, you’re extremely sensitive to cycles and timing and when making sure that you’re optimizing at the right time, because Bitcoin comes in really fierce swings and volatility. And so we saw all three of those as options for us. And we pursued various paths, but really it came down to a team and time.

[00:06:23] We found the exact right team that has number one has been one of the most Successful sponsors of fintech and financial services, public listings out there. Betsy Cohen alone was a, is a pioneer in the internet banking space as well as financial services. And we found this team with the Coen’s that was just provided something that we knew that a one plus one was going to be equal to 21 type of scenario.

[00:06:51] And we then looked at, okay, the timing. And SPACs really provide a very clean, very fast entry when you have identified that this is a good opportunity on both sides and the business is in a good spot. And so really it came, it became very clear that in order to achieve all our goals, that this was the right path, we found the right team, and this is the right timing, and this is going to get us there.

[00:07:14] And so ultimately the SPAC became the ideal entry, but ultimately all of these are just different tools for achieving this end goal of promoting a private company into a public one.

[00:07:25] Preston Pysh: 2 billion is what I read in the public announcement as far as the aggregate transaction volume that you guys have done.

[00:07:33] And this is also really impressive. 45 million in aggregate Bitcoin rewards distributions since you guys Have stood up shop in 2019. These numbers are massive. When you’re looking back at starting this to producing numbers like this, like what goes through your head?

[00:07:51] Will Reeves: I mean, every idea all starts with something much smaller.

[00:07:55] And that’s a smaller idea that we had is that 80 percent of Americans are participating in rewards programs. And there’s a large delta and gap on how people can acquire Bitcoin. You have to attach bank accounts. There’s elements of risk high on elements of education that’s required in some cases. And so folks said, what if we just simplify this and use rewards as a means for people to accumulate Bitcoin passively every single day?

[00:08:22] In the most easy, convenient way without changing most of their patterns. This was the insight we had. We saw the channel and we went for it. What you don’t hear in those numbers is that we distributed 45 million in Bitcoin. Now, if we had distributed that same amount of rewards in cash, it would be just barely be 20 million.

[00:08:42] Looking at how bold and how Bitcoin is just the apex reward option is really is born out in the actual data. The customers that have come to us have earned more than they would have at even the highest level cashback cards. Taking into account Bitcoin’s appreciation. And so what we really have seen is that a company that allows a very large top of funnel, which fold does allows people to start their stacking journey.

[00:09:10] Then they start to accumulate it. And then they start to see that their Bitcoin is not 1 percent of their portfolio, not 5%, but 25 percent over the last four years or so. And now they start needing other financial services. And this is where fold Has really remained very true is let’s be very focused on this segment of the Bitcoin growing Bitcoin network, the network that’s growing faster than the Internet itself.

[00:09:35] Let’s be really true and attentive to the needs of this growing user base because number 1, they’re growing very fast and they’re growing very wealthy, very fast. And so we’ve found that some of these customers are some of the most valuable people you can possibly find. And they’re completely underserved from traditional financial services.

[00:09:53] It’s hard to get a house if you’re a Bitcoin. And so we started with rewards, but we’ve then built out essentially a comprehensive banking platform that allows you to hold your dollars and your Bitcoin in a safe, same spot where you can accomplish all of your Bitcoin investing needs. All of your Bitcoin financial services needs alongside of your dollar needs, your paycheck deposit, your checking account.

[00:10:16] And this has created a really convenient platform to managing almost 100 percent of our users daily financial needs. We’re not just a Bitcoin exchange. We’re not just a debit card. We’re not just a rewards card. We really have turned into a fully fully fledged banking platform.

[00:10:33] Preston Pysh: This is wow. The one thing I want to go back to that you said was this 20 million is what it would be if it wasn’t in Bitcoin and it was just in dollars, but it’s actually 45 when you look at how much the value of Bitcoin has increased from all of those distributions and rewards that have been distributed.

[00:10:50] If you were going to turn that into a percentage so that you could compare it relatively to call it a chase cash back card that pays 1 percent or whatever the average rate is, what would be the percent to percent comparison? Do you have any idea what that would be?

[00:11:06] Will Reeves: Oh, on a real. So what full does with rewards, we do this, we take a different approach.

[00:11:10] So you mostly cash back cards are you spend on this card, you earn rewards here. But what filled is done is we have that you have a card that you can spend with. On top of that, we brought together one of the most expansive merchant rewards networks out there. So grocery stores, retailers, all the big name.

[00:11:29] Merchants, Amazons, all you can get, 3 percent plus that back. So we have that as well. And a couple of weeks ago, we launched the ability to also earn rewards on your mortgage payments, your rent, your credit card bills. And so when you join full, this is not just a card where you’re going to earn on a swipe of one card.

[00:11:47] You’re going to earn this literally on every single financial transaction that you make on our platform, which is This compounds in a very big way, but even if we just isolated just the rewards on the card, the full card, all in gives across our merchant offers and the categories and everything is about 1.

[00:12:07] 9 percent historically, and the leading cashback debit card, which is the discover is at 1%. So day one, we try to be the best rewards debit card you can possibly get.

[00:12:17] Preston Pysh: Yeah.

[00:12:18] Will Reeves: We have this other secret that we add into it is that we put Bitcoin, that we denominate your reward in Bitcoin. And so you get also exposure to the appreciation there.

[00:12:28] And we know Bitcoin’s CAGR from founding is about 63 percent or so. And the average reward we’ve given away at Fold all time has on average increased 116%. So, You start to look at even the base case of like, Hey, what am I going to earn today? And that’s around the 1. 9%. And then if you’re also then going to add on the appreciation from Bitcoin itself, there is no competition here.

[00:12:55] There’s zero competition lounges and you love upgrading an airline seat. I think we’ll have some features down the road that can help with that. But this is for truly for people who want to start integrating Bitcoin into their lives in a big way and passively generating Bitcoin on everything they do.

[00:13:12] Preston Pysh: Yeah. I mean, effectively, it’s doubling it. Assuming the price of Bitcoin, and we’re not trying to like project future for any of that stuff, but based on the past, it’s basically doubled cash rewards. And when you look at the performance.

[00:13:24] Will Reeves: There’s community things that have been built. There’s full math.

[00:13:27] com. There’s all this, the communities vary. We have one of the, I’d say loudest, most engaged, most loyal communities out there in the space. And so a lot of people try to break this down because a lot of the barrier for people to joining is. Well, tell me why Bitcoin is better as a reward. Maybe I don’t tell me why it’s better as money because maybe I haven’t figured that out yet, but tell me why it’s better as a reward.

[00:13:48] And so people have created all types of education calculators and everything to show this. And it really is born out in the data that it is absolutely a good decision to start as soon as possible, accumulating Bitcoin, whether that’s buying it, earning it. And over time fold, it’s been so clear in the data that actually fold as a business.

[00:14:07] We learned from our customers and we started to ask ourselves years ago. Why aren’t we also accumulating Bitcoin natively every day onto our balance sheet, if our customers are doing so well, why are we not taking the same approach to the business? And that was alone an amazing unlock that we discovered.

[00:14:25] Preston Pysh: Speaking Twitch in the announcement, it says a thousand Bitcoin on the balance sheet, a fold care to elaborate on this. Cause I mean, you’re hitting around the bush on it. So this is a massive,

[00:14:38] Will Reeves: I think it is massive. I mean, we started out, our company is that we want our customers to accumulate Bitcoin every day.

[00:14:45] That’s the fold, love. Then we found out that, Hey, every day, all product lines are profitable. Why are we not accumulating Bitcoin every single day alongside our customers when you stack, you stack. And what we found is that just this flywheel effect creates an incredible value generation for the company.

[00:15:04] And so we found that, hey, if we combine this strategy that we’ve been developing over the years with a public listing. Now we get to offer our shareholders a very direct path for sats per share increasing over time, not just through financial engineering, but through a business that natively is generating Bitcoin as profit.

[00:15:24] And so it creates a whole new kind of category, I think, for a public Bitcoin company. But it really took us learning from our customers about how Bitcoin was a best treasury asset for them, for us to truly learn about that from our perspective. And we started to optimize for this, full. Over the years has had a treasury and there have been times that it has come into incredible value by extending runway, allowing us to tap into it in times of, in a time of need.

[00:15:53] But overall, we’ve been able to constantly accumulate more Bitcoin every single day, even before becoming a public company.

[00:16:00] Preston Pysh: The part about having positive free cash flows on every one of your product line is so refreshing to hear because you hear these people that are like, Oh yeah, I want to buy Bitcoin.

[00:16:09] They’re not profitable. And it’s almost introducing this level of variance or volatility into their ability to perform the day to day operations. So we’re looking at micro strategy. And we see the financial engineering and brilliance, I call it brilliant. Some other people might think it’s crazy, but we look at the brilliance of Michael Saylor and how he’s tapping into fixed income convertible debt markets and how this is, this has an additional effect in addition to him.

[00:16:37] Maybe issuing more stock when he thinks Bitcoin’s undervalued and buying Bitcoin with it. Are some of these strategies, things that you as the CEO of this company are going to consider using moving forward, or that you also find to be a smart way to manage the business in this new world that we’re moving to where it seems like Bitcoin’s going to be at the center of it?

[00:16:57] Will Reeves: Yeah, I think I am definitely on the side of genius on looking at sailors inspiration and the path that he’s carved and how much that he has laid out the playbook for those to follow. There’s 7 trillion sitting in private cash reserves of private companies. The dam is going to break and full has always been tried to been a first mover on the growth of the Bitcoin network.

[00:17:20] Number one, let’s serve these customers who are unserved and this network’s growing fast. Let’s get there. Let’s be there first. We did that. The second is, Hey, let’s start to build our treasury. And then that was an early thing that we had started years ago. And then the next is, okay, now we can be a public company.

[00:17:37] That’s generating Bitcoin on our business from our natural course of business. And also following the path of micro strategy, we have something truly special here. And we absolutely intend to emulate a lot of what a micro strategy has shown the market. And we really look at the company as two aspects.

[00:17:55] We have the treasury, which we will do, follow a lot of the same tactics that you’ve seen, but we also have the operating company that sets us completely apart from all others in the public markets that we call our own SAS flow engine. That is also generating Bitcoin. The best part about that it’s generating Bitcoin without any dilution at all.

[00:18:14] It’s the most efficient Bitcoin you could possibly bring on. So I think the two fold strategy is what’s going to set this company apart and what provides investors just a different opportunity.

[00:18:25] Preston Pysh: What’s so fascinating to me is if you have a fixed income mandate, two of the best performing at the sovereign level and at the corporate level fixed income issuance that have been out there is MicroStrategy and the sovereign debt of El Salvador.

[00:18:42] Isn’t this really fascinating? So like if you sit in a chair and you’re allocating billions into fixed income because you have to, that’s your mandate. These two companies, it’s a win for them and it’s a win for the owner of this person that has to buy fixed income. I think it’s something that hasn’t been covered in financial markets at all.

[00:19:00] I find it fascinating. I mean, you have literally trillions locked up in fixed income that has to be there. And you have these two entities that are operating on a Bitcoin standard, and they have some of the best performing fixed income issuance on the planet. So, I don’t know. I’m pretty excited to see where this is going to go, Will.

[00:19:19] Will Reeves: It is fascinating how Bitcoin is able to align incentives across parties, and you find these really almost serendipitous needs. I have to allocate money, and here I have been building an interesting way to accrete value to our company. And these things just find naturally great fits. And it’s just really, okay, when does that materialize?

[00:19:41] And, for Fold, it’s always been, we’ve really tried from the beginning to stay very true about creating aligned incentives with our customers, our shareholders, and creating a virtuous cycle. When you are accumulating Bitcoin as a customer, Fold is generating revenues that will allow us to accumulate Bitcoin too.

[00:19:59] Over the time, our wealth increases together. We become stronger together. Fold builds even more financial services for you to attend to that new Bitcoin wealth that you have. And as a result, now Fold has been in a position where we have Our path to our public listing, which opens up a whole new area to align incentives with our shareholders to finally directly benefit from that relationship.

[00:20:24] And for me, why this listing is so important, it really completes that loop. It allows people to not only benefit as a customer here, but as an actual embedded business as an investor. And I think that is a feedback loop that is going to be really amazing to watch over the next few years.

[00:20:42] Preston Pysh: So you guys recently refreshed your app interface from what I understand and what I’ve read.

[00:20:48] This was based on user feedback. Talk to us about how you think about user feedback, the balance that you got a strike between everybody’s got an opinion and you are the creators of what you think is best for the user. Like, how do you balance this dynamic of listening, but also being independent and leading, right?

[00:21:08] Will Reeves: We have, from day one, we have always been very focused on building directly with our customers in the flow of customer feedback, and that is always a bag of mixed signals, some incredible things, some hard to hear things, but all of it, we’ve always positioned ourselves directly in the flow of that, because when you’re talking about a network that has been growing Like Bitcoin has, it starts in a time of early adopters and it starts to then flow into more mainstream users and full of seeing this growth firsthand.

[00:21:38] And so what we need, we said is that as long as we are directly into the flow and needs, demands and insights of this grown rapidly growing customer base, we’re going to build the right thing. And we’re going to know exactly what to build next. And with a network that’s that young and growing that fast, if you’re not in that fire hose of information, you’re going to build the wrong thing.

[00:21:59] You’re going to build into a whole other aspect. You’re going to lose the connection you have into that existing network effect wheel. And so fold has always been there in the flow. The question of how we evolve the brand and what we evolve the products always ends up being, Hey, this has to come from a vision.

[00:22:17] And that vision is often held by a small group of people who are taking and absorbing this information, the market signals we’re getting, and then putting our vision out there for the market to respond. We never do constant revisions of design. Do you really like this? Do you not? We actually just try to get a great instinct about what our customers feel from quantitative, qualitative data.

[00:22:38] And then we release something truly special. And why this last release was so big is because it marked an inflection point of the company. We, like you said, we started as a rewards company, just earn rewards passively. Now, we have customers who have earned more rewards in their savings than they have in their savings accounts, which is just a crazy thing to think of in a time when people’s purchasing power feels like it’s going down, their savings are going down, their credit card debt is going up, and you have this strange island of people who are Who are on fold and that is just not the case.

[00:23:13] It’s all of those things are the opposite. Their purchasing power is going up, their savings are going up and their credit card debt is coming down. It’s a really beautiful thing to ultimately that’s just showing what happens when you start to adopt bit by bit a Bitcoin standard and fold allows you to transition through from earning rewards.

[00:23:32] To as we built out essentially a fully fledged integrated bank. And you can earn rewards. You can round up your change into Bitcoin. You can DCA, you can smash by, you can create ability for you to hold Bitcoin. And then pay your bills with Bitcoin. So you can say, I’m, I’m on a full Bitcoin standard. And you’re using fold and you’re paying your bills, you’re paying your daily needs.

[00:23:54] And we have this incredible user base who is both at the ends of the spectrum. We have those who are just starting their journey, earning some Bitcoin as rewards. And we have some who have fully come to the other side of the spectrum, who consider Bitcoin as their base unit and folds able to satisfy that spectrum.

[00:24:11] And so once we saw the product was able to do this and we had a far more expansive use case. Is that the design refresh needed to happen in a way that would reflect, Hey, it’s not just rewards anymore. This is a full integrated banking platform for Bitcoiners. And that was really a lot of the driving force there.

[00:24:31] Preston Pysh: What expanded services would you like to include that aren’t there right now?

[00:24:37] Will Reeves: So again, staying very close to our customers, our customers tend to be 35, 45 years old. They are either just starting families or on their way or in the last few years have started them. They are just buying a home. They are buying cars.

[00:24:53] They are making long term financial decisions. And now because of using fold, a large percentage of their wealth is now in Bitcoin. And they have this issue where they can try to go get a mortgage and their mortgage companies will not recognize their Bitcoin wealth, which does a lot of things in terms of.

[00:25:11] What rate they’re going to get, their down payment that’s required, essentially Bitcoiners who have been accumulating in Bitcoin are at a disadvantage when operating in traditional financial services, because they don’t recognize that value in that wealth and fold is there to really change that dynamic.

[00:25:29] We’re not only do we value that and give you access to achieve all your financial goals, but we’re going to reward you for doing so. We’re going to give you Bitcoin for paying your mortgage with us or your rent. So we’re going to give you Bitcoin for buying your coffee. We will give you Bitcoin just for choosing us as your primary banking platform.

[00:25:48] And with that, Our customers have said, I want a credit card. I want auto loans. We want a mortgage that allows us to collateralize a home with Bitcoin. We want a small business, small business loans. We want a business account. All of these things are directly needed demands from our customers today. And luckily we’ve been laying the groundwork to be releasing some of these products on the short term horizon.

[00:26:14] Preston Pysh: When a person hears that they can pay for their mortgage and get Bitcoin back, help them understand the mechanics of how you’re able to make a payment and give them a Bitcoin reward for such a thing.

[00:26:25] Will Reeves: So we started with let’s give rewards to incentivize you to adopt Bitcoin. And that was first started on your spending.

[00:26:32] We’ve since released buying Bitcoin through us. We have our merchant offers. And we looked at our users and a lot of them started to direct deposit their entire paycheck to us. It wasn’t just a little bit for my spending money each month. It was, Oh, I’m now operating my entire life on fold. And a big piece of that was I have my mortgage payments.

[00:26:52] I have other things I still need to do full. Can you help us out? And so we looked at this and said, There’s probably no better show of commitment and loyalty to fold than you do direct depositing your paycheck with us and trusting us with that and trusting us that we’re going to take care of all your financial needs, giving you all the tools.

[00:27:10] And so we want to reward that loyalty. And so we basically said that the more you use fold. For your everyday needs as a debit card for your buying your daily Bitcoin DCA or getting extra rewards for shopping. We want to give you rewards on your largest monthly purchases. And for many people, that’s their mortgage rent credit card bills.

[00:27:32] And so our customers can now go into the app, they copy and paste their account routing number info, and they apply it to all their billers. And the more they’re using the Fold app each month, the higher their rewards will be on their ACH and their largest monthly payments. But really, the story is what is pretty incredible here.

[00:27:52] At a time of record high interest rates, people can earn up to 1. 5 percent back on their mortgage payments. So getting up to 1. 5 percent back in Bitcoin for paying your mortgage is essentially a way to lower your interest rate in perpetuity to zero, eventually that went away, the trends to zero. If we continue to see Bitcoins continue.

[00:28:17] So it is just a, once you, again, once you think about just dropping Bitcoin into traditional finance and all these creative ways, changes the financial game for everyday people in ways that gives them financial superpowers that don’t exist. And most of their peers just don’t have access to that’s wild.

[00:28:35] Preston Pysh: Those numbers are wild to think about. Even at these higher interest rates, you think that it could be collapsed down to zero with Bitcoin’s performance, because I guess it’s compounded. And if you’re compounding the return at 50 percent and you’re just not pulling it out of there, it could offset it.

[00:28:51] Will Reeves: Yeah, so I think a lot of this is Relying on what category of bitcoins growth you’re using things But really the proof is already that we have users who have been using us since 20 2019 and they have an entire purchases that are several hundred dollars in size where the original purchase price Is lower than the current value of the reward they earned.

[00:29:14] That’s insane. So those, those purchases are effectively free. And this is what happens when you adopt a Bitcoin standard. These strange things start to happen, and it’s not, when we say Bitcoin standard, that’s not a hundred percent on Bitcoin for everyone. It starts to mean, Hey, let’s start moving 1%, 5%, 10%.

[00:29:32] And the more you move that, the, the fierce these effects become, and that we’ve seen with our own user base and really gets back to. Bitcoin is a tool to democratize wealth creation. We just need to get it in the hands of more people in more creative ways, and it will take care of itself. And that’s exactly what we’ve seen in full.

[00:29:49] That’s what’s driven our growth. That’s why our customers go from earning us on a one type of reward to just abandoning their bank account and coming to fold entirely. That’s the kind of the change that the Bitcoin has in people’s lives.

[00:30:03] Preston Pysh: Well, what’s one of the hardest things or most challenging things you’ve had to do in building a business over the past four to five years when you just think back through all of it?

[00:30:13] Will Reeves: I, I’ve been lucky to have been, I’ve built products in portion 500s. I’ve been a founder at small scale stage building products outside of Bitcoin. But there is a whole new level of challenge when you’re building inside, not only an early stage startup, but one that is operating within Bitcoin that has these really volatile cycles that you need to plan for.

[00:30:36] And if you survive those, which Fold has, You are left with incredible insights and superpowers that just none of your peers outside of Bitcoin are going to understand or have been through it all. That’s why somehow we have been able to focus so much on building a treasury so focused. I don’t know another startup at our stage that has had such a commitment.

[00:30:59] To building a treasury, most will just rely on infinite fundraising to get them to where they are and being within Bitcoin, having firsthand about the cycles and how they go in terms of users and growth and volume. makes us the most efficient possible business that we can be in one that is there looking for a very long term goal that we’re not here for the next four years.

[00:31:23] We’re here for the next 40 and Bitcoin helps you learn that. But those lessons are extraordinarily hard to learn as you’re going through.

[00:31:31] Preston Pysh: Yeah. Speaking of cycles and where you think we’re at, how are you looking at the global adoption of Bitcoin and just general sentiment right now, this year in the summer?

[00:31:42] Will Reeves: I mean, when we looked at what we believe were the drivers of our next, of the kind of next cycle that we were going to see, we ultimately saw the things that everyone knows about, Hey, we have the ETFs that has created a whole new top of funnel for both institutions and retail. And we have seen a lot of the noise that has been existed in the space for a while.

[00:32:05] It’s taken up a lot of airtime and. Other capital leave and then swept away. That is, in my opinion, has cleaned up Bitcoin and Bitcoin companies. We see that Bitcoin, for our own user base, is eating from the inside the personal finance picture of our customers and their families.

[00:32:23] Like, again, starting with earning a couple dollars in rewards every month, to managing their entire, entire monthly spend. Yeah. See it have, have grown that much is, is a, that is the wild thing. And I know that that’s not happening just there. That’s happening at corporations. We saw with MicroStrategy, now Assemblar, with MetaPlanet, with Fold.

[00:32:44] And I know we’re going to see an absolute domino start to fall. We’re seeing this at the pension level. We’re seeing this at the nation state level. And we’re just seeing, it’s not just now waiting for, Hey, who’s going to do it first? Because now almost every first has almost now happened. We have. I’m Michael Saylor with MicroStrategy.

[00:33:03] We have El Salvador with their sovereign approach to building and integrating Bitcoin into their country. You have Fold now being the first Bitcoin company, pure play Bitcoin financial services company that’s going to be listed. Like all these firsts are now there and all of them are displaying tremendous success and momentum when the entire market, and I’m talking about market, not only from investors, but consumers.

[00:33:26] Is looking not great and everyone’s now going to start to attune to this at all levels where it will then become a career risk and a personal financial risk, not to make some of these adopt Bitcoin adoptions that have come to fruition over the last couple of years. And so when I look at the macro, I think we are at the cusp of.

[00:33:45] Tremendous growth and that’s why fold said that we want to put a great company to be synonymous with Bitcoin on the public markets that has a product that can actually both benefit shareholders from a shareholder perspective with FLD, but with fold our product itself. And it’s like this, I don’t think we could have a better setup for looking from our company’s perspective, but even outside of full, just for Bitcoin in general.

[00:34:10] Preston Pysh: One of the most recent things just yesterday, I think it was yesterday, I saw Goldman Sachs put 500 million of the Bitcoin ETF, the I bit. I think they actually bought a couple of them, but it was 500 million worth on their personal balance sheet of the company. And this is just one of many banks. I know Wells Fargo and some others are literally buying it, sticking it on their own balance sheet.

[00:34:33] This isn’t some product that they’re selling to, retail or whoever that they’re just. A shell for other people. This is their decision as a company to put a sizable, very sizable position. I think Goldman Sachs, the market cap on that company is 150 billion. So for them to take a 500 million position and list it almost like a marketable security on their own personal balance sheet is insane.

[00:34:58] I don’t know why more people aren’t talking about this, because that’s telling me they’re eating their own cooking of the products that they’re selling because it’s sitting on their balance sheet.

[00:35:08] Will Reeves: They tested the market demand with the ETFs being able to sell that to re, to retail. But when you’re doing it for yourself, that’s real skin in the game.

[00:35:15] That’s not just, Hey, we can make a quick buck off this trend. Or fat. Yeah. He says, we’re gonna hitch our anchors to this and everyone’s playing Catch up now. Now, luckily they knew where they’re financially, capitalized, they can make up for time for lost time. They can. Now, most people, other companies, private companies won’t have the benefit of that.

[00:35:35] It will be extremely hard for a private company of our size to accumulate a thousand Bitcoin in the near term. Yeah. You roll this back. Okay. We have the fold with has a proforma valuation of about 500 million. Very, very small, very early in our journey. Coinbase is at 48 billion. MicroStrategy, who arguably has a good, but not a gangbusters operating company, is at 25 billion.

[00:36:05] Why is that at 25 billion and Coinbase is just shy of half of Coinbase? It’s because they had a focused Bitcoin strategy. And you imagine Coinbase. Could have been if they had focused on Bitcoin as a long term savings instrument for their customers and for their own company, they would completely transform the current picture of where Coinbase is at today.

[00:36:27] Preston Pysh: I love this point because if you talk to anybody in finance, they’re so polarized by the income statement and not the balance sheet. And what I think is playing out right now and in the coming 10 years is there’s going to be so much more of a focus on what is sitting on the balance sheet. From a return profile standpoint versus and micro strategies is a perfect example.

[00:36:48] Micro strategy, they’re making what 75 to a hundred million in free cash flows on an annualized basis, which like what you said is a pretty small amount of free cash flows relative to the market cap. And you’re already seeing the valuations of a business like micro strategy start to bid in the market cap of the business because of how powerful the balance sheet is.

[00:37:09] But I don’t even think it’s even remotely close. To being priced appropriately for how much Bitcoin sheer amount of one over 1 percent of the entire Bitcoin supply is sitting on the micro strategy balance sheet. You sitting on a thousand Bitcoin for your relative free cash flows, which I don’t know, but the fact that you’re sitting on a thousand Bitcoin and what that might potentially be worth in the future.

[00:37:31] I think anybody that’s conducting security analysis today on equity and they’re not paying attention to balance sheets that have a lot of Bitcoin are totally, totally missing.

[00:37:41] Will Reeves: They’re missing and this is gonna, this is going to catch up. So like, yeah, we can personally price that into micro strategy and come to our own conclusions about where that is probably more correctly valued.

[00:37:52] It’s probably closer to Coinbase’s entire market cap when you actually think about it. And Coinbase wasn’t a position at one time, if they were focused to have over a million Bitcoin on their balance sheet, like it’s not impossible to think about that. And is a deep, is a dark place to go.

[00:38:08] But you’re starting to see that even the analysts who are doing a lot of the direction for these companies and how to price them, how to think about their balance sheet versus their income statement, we know they’re not taking this into account at the way that we think it should be valued. And I think that is just going to be an extra tailwind as those start to break.

[00:38:28] And valuations of companies start to be looked at in very different ways that anyone who’s early to this strategy is going to have an outsized effect. I think this is very much a power law type situation. And that’s why for full, it was so important to be the first because we are absolutely interested in inspired by what micro strategy is doing.

[00:38:49] But we also serve customers on a daily basis like Coinbase does, but we take a really different approach. We actually look at full. As a Bitcoin, almost as a Bitcoin miner, that number one doesn’t pay electricity costs. That doesn’t, is not affected by the depreciation of ASICs. And we’re not just competing for the 6 percent or so of Bitcoin that is yet to be mined.

[00:39:12] We’re competing for the 94 percent of Bitcoin that’s already been mined. And when you think about that, how to, cause a lot of investors when they think about public companies, they think about Bitcoin miners and they are great companies at certain points of the cycle. But it’s a really hard business because of the electricity costs and the depreciation of Bitcoin.

[00:39:30] They’re machines. Now, what if you were able to totally remove that and have a Bitcoin miner that was developing a strategy in the public markets? I think we’re just going to see something really special as the market starts to understand our story.

[00:39:43] Preston Pysh: Not to mention, you don’t have near the CapEx that a miner has.

[00:39:48] You don’t have to deal with now, some of them would make the argument that, there’s a lot more that you can write down through depreciation amortization, but I see it as additional variables that you have to manage in what is a hyper volatile and almost insane cycle cyclical environment. Wow.

[00:40:07] So that’s so exciting to hear the will. I just can’t wait to continue to follow this story. I think four years, eight years from now, I just can’t even imagine where you guys are at and what type of opportunities you’re going to have to soak up distressed assets and other things that are going to become available on the market as everything is.

[00:40:27] In my opinion, going through a recap and through a massive, just global transformation with respect to what are things actually worth in this new unit that is Bitcoin, anything that you look at out there that you think is an exciting acquisition. I know this is way, probably way too early, but as you’re like, As you’re thinking about the future of fold and you’re thinking about how it’s really this Bitcoin powered bank.

[00:40:51] How do you see the financial sector changing? Do you think that a lot of these too big to fail banks, the fact that they’re stacking Bitcoin on their balance sheet, I think is a good start for their ability to maybe weather the storm. But how do you see this just transforming for a lot of these banks that just have so much.

[00:41:09] Bureaucracy and staleness in the way things are done.

[00:41:13] Will Reeves: And I think the signal of them starting to stack Bitcoin under their balance sheet is a put on your life vest before you help those. And you’re even your other customers. Yeah, right. I like that. And they’re taking care of number one first, but I think when they look at integrating Bitcoin into their stacks is a tremendously uphill battle, not only about the bureaucracy that’s there, but what to build at all in a fold.

[00:41:38] This is why we’ve stayed so close to our customer base because the needs, wants, and desires of Someone who goes from integrating Bitcoin, wanting to integrate, making decision to integrate Bitcoin into their life in their rapid expansion and needs of new products and services to service all of that is not something that’s immediately obvious, but also takes a lot of specialized technology to build.

[00:41:59] So I think for full, what’s going forward is not only our first mover advantage, building the brand that we have around. Bitcoin accumulation, personal finance powered by Bitcoin, but also we are years ahead talking about knowing and knowing exactly how to integrate Bitcoin into the full financial stack in ways that are going to take people a lot of time to not only build, But to even green light in a company of some of these sizes.

[00:42:25] And so I’m glad to see they’re saving it from their own balance sheet. I am not bullish on them coming around to actually providing any valuable services to their end customers in any short time period. Yeah.

[00:42:37] Preston Pysh: Yeah. Something that came out in the news just today, and I don’t even know if you have an opinion on this.

[00:42:41] And if you don’t, we can just. Move on, but I saw Apple’s NFC upgrade paves the way for USDC tap and pay on iPhones. The circle CEO came out. Any thoughts on Apple opening this up? Because this is something that, has really been what’s the word I’m looking for? Safeguarded from Apple’s standpoint.

[00:43:00] Any thoughts on this?

[00:43:02] Will Reeves: I mean, like everything Apple does, it’s going to be a walled garden very strictly, but I absolutely see a path to where this is enabling frictionless Bitcoin payments via NFC, which is the absolute dream. And what you’ve seen is Bitcoin over time, increasingly eat into the payment flows and payment networks.

[00:43:21] So fold started with just allowing you to convert Bitcoin into gift cards. That was like the fringe. Outside where you were able to do this. That then came, we were the first one that was able, that was brought into Visa to integrate Bitcoin rewards into debit cards. Since then, we allow you to push Bitcoin to your debit card and spend at a hundred million places globally.

[00:43:43] And now you’re starting to see the kind of walls start to erode everywhere. And what we’ve seen is that there’s such tremendous demand and the market just doesn’t serve it. And which under counts and undervalues how much latent demand there is. When you have these, most traditional, most ubiquitous services are just themselves saying as a bureaucratic or organizational opinion, we’re just not going to integrate Bitcoin that artificially depresses the actual demand that’s there.

[00:44:12] And what we’ve seen is that’s why fold has been so successful is because we push forward, we make the partnerships that allow us. To open these use cases, and we feel that this new news with Apple is only going to be an entire phase, step shift above in terms of opening up more and more opportunities for Bitcoin, both as a medium of exchange, but also as just a more readily usable aspect of your portfolio.

[00:44:36] Preston Pysh: Yeah. Hey, you were in Nashville. What was your takeaway from Nashville?

[00:44:41] Will Reeves: I was able to go there with my wife, who my wife has been with me almost to all of the Bitcoin conferences going back to when it was held in seedy neighborhoods at tier five conference centers in San Francisco, where it was really just a bunch of engineers and tinkerers and people who love to nerd out about Bitcoin.

[00:45:02] And I had a moment there where I’m just standing, I’m looking at the speakers list. I’m recognizing nobody from the kind of original Bitcoin builder path and it’s all just, it’s all just at a such a different level. And I think this is what we were getting at before is that Bitcoin has entered a new chapter and the dam has broken out of this very insular community to one that is larger.

[00:45:27] Communities of the mainstream are now seeing incentives to align with Bitcoin and further Bitcoin’s own message much further to new places for better or for worse than it ever has before. And it was really one of those moments of how far we’ve come in such a short period of time, because I think this space often under represents how much progress has been made in various aspects.

[00:45:50] And we, it’s hard sometimes to just look at saying, where were we just four years ago? And it is such a completely different place. And I’m just extremely proud to have been part of it and get to, have been friends with you and all the other people that have been diligently seeing this for a long time and then slowly building this reality.

[00:46:08] Preston Pysh: Yeah. Same takeaway. It was just like, you couldn’t move without bumping into some Senator that’s there or some other, and this space is so dynamic. And there’s so much happening all the time that you do lose sight of, like, four years ago when we talked to each other, like, if we would have told each other some of the stuff that’s been happening recently, we would have just been like, no way.

[00:46:29] Will Reeves: Yeah, even the ultra bulls would have called us out on some of these things as being far too. Out there, but I think we’re going to be continuously surprised over these next four years. And it’s going to be a different thing. It’s not going to be a president’s talking about Bitcoin anymore. It’s not going to be a sovereign nation is adopted Bitcoin.

[00:46:47] It’s going to be 20 have done this or every candidate has to talk about Bitcoin at some point in the trail. It’s going to be one of those things that it’s no longer this token first, but a complete saturation of this. In these various kind of sectors of the world and, culture, and that is when the numbers start to get really big.

[00:47:06] That’s when that snowball effect and that compounding growth that we see really kicks on.

[00:47:11] Preston Pysh: We need to have more chats, Will, because I don’t think I can wait another four years. Or where are we going to be in another four years if we wait that long? That’s true. Oh man. Anything else that you want to highlight or throw out there for the audience?

[00:47:24] Will Reeves: I just am so excited that we have built a company specifically to build and create a value alongside our customers. From the beginning, let’s all just earn Bitcoin together. Very innocent, but also, Hey, it’s going to work. Is it going to pan out? Like literally on an hour by almost every metric, our customers are more wealthy than they were before Bitcoin and before fold fold has transformed financial position by taking the diligent step to accumulate Bitcoin over that period.

[00:47:53] And now we get this moment of. Allowing everyone to join the journey with us as a public company, which is changing, going to change our, my team’s life, my life, certainly in terms of quarterly reports and being accountable for our vision and cool part is we’ve already really been doing that. We’re very open about here’s what we intend to build.

[00:48:13] Here’s the service and value we intend to give. And I think it’s just going to be business as usual for us to fold. And I just love that we have. The ability for people to come along that journey, we were able to announce just ahead of the Bitcoin conference that this was even happening. And I think it came out of nowhere for a lot of people.

[00:48:31] Fold has just always been heads down, diligently building, just build a great product and a great business. And. It really aligned with a team that has what I believe is going to be deeply prepared for this journey. We have, I told you about Betsy Cohen and Daniel Cohen who are legends in their own right, but joining the board, we have Brace Young who ran capital markets for Goldman Sachs in Europe.

[00:48:54] He’s a huge fixed income guy. I think you guys would have wonderful chats together. Andrew Hones, who runs battery finance, he’s been pioneering collateralized putting injecting Bitcoin into traditional. financial and credit products. And I think there is a very bright future ahead of how do we align lenders with borrowers in a way that we both give access to great credit, great terms, low down payments, and we both enjoy the appreciation and upside of Bitcoin.

[00:49:24] Like, I think it will fundamentally change A lot of how finance works from a consumer perspective and aligning interests and it’s building this team. We have Jonathan Kirkwood is who runs 10 31. I think we have all these elements in place that it has allowed the full vision to not only grow from where it began, but it’s now looking at this next opportunity and as a public company in the vision has just gotten tremendously larger because we have a lot more resources at our disposal now, but we get to dream a lot bigger by bringing more and more people in.

[00:49:55] When we changed , the ticker two weeks ago over to FLD as ahead of this process of the merging the FTAC Emerald, which is a SPAC sponsor in fold. I think really it was a, a moment for me when I said the vision is coming true and we’re about to all get to enjoy this next phase of the journey together.

[00:50:14] And so I hope it’s not the next four years, Preston, I think. Maybe even we can pre read some quarterly reports or do a sound off after who knows.

[00:50:22] Preston Pysh: I love it. You guys are punching at a whole different level, Will.

[00:50:26] Will Reeves: Always punch above, have a good business. And you just, sometimes you need to follow the fundamentals and you’ll find yourself in really great positions.

[00:50:34] Preston Pysh: That’s right. Focus on the product, deliver value to your customers. And it’s like, it’s amazing what, and do it efficiently. And it’s amazing what happens, the results that pop out of something like that. So kudos to you guys. I was so excited to cover this with you and thanks for making time and coming on the show.

[00:50:50] Will Reeves: Absolutely. Preston. And again, we’ll make the other one a fast follow. I think we’ll have plenty to talk about as the world accelerates towards big organization.

[00:50:59] Preston Pysh: Yes, sir. Yes, sir. All right. Thank you.

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Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold, Inc. (“Fold”) and FTAC Emerald Acquisition Corp. (“FTAC Emerald”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this filing includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FTAC Emerald; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this report. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this press report. Accordingly, undue reliance should not be placed upon the forward-looking statements.